Flamel Technologies Announces Profitable Third Quarter Results

Recent highlights include completion of new Coreg CR Supply Agreement; License and Development Agreement with Eagle Pharmaceuticals

LYON, France—November 2, 2011--Flamel Technologies (Nasdaq:FLML) today announced its financial results for the third quarter of 2011.

•	Completion of new supply agreement with GlaxoSmithKline (NYSE: GSK) for the production of Coreg CR microparticles.

•
Completion of a license and development agreement with Eagle Pharmaceuticals for a Medusa-enabled subcutaneous formulation of tigecycline, an antibiotic currently indicated for the treatment of a variety of serious infections via intravenous administration.

•	Signing of two further new Medusa projects.

Stephen H. Willard, Flamel’s chief executive officer, commented, “We are very pleased to have come to an agreement with GSK on a new Coreg CR microparticle supply contract.  While the negotiations were lengthy, we believe we achieved an excellent result for both parties.  This agreement was a primary driver of our profitability this past quarter and increases our expectations for the continued sales of this product.”

Mr. Willard continued, “Our recent agreement with Eagle Pharmaceuticals is our first license demonstrating the use of the Medusa platform to formulate a subcutaneous presentation of a small molecule drug.  While we have announced a number of applications with proteins and peptides, we believe that a variety of small molecules can also benefit from our technology. In the case of tigecycline, the focus is on the ability to treat patients potentially at home, instead of expensive and time-consuming treatment in a medical facility.  There are a variety of other products which are currently administered by infusion which might benefit from our technology if they can be administered by conventional injections under the skin.  Other potential uses for this application of Medusa would be with respect to indications where compliance and adherence are of special concern.  As we continue to generate more data with respect to both of our technology platforms, we expect that the momentum we have shown in the past quarter will accelerate.”

Flamel reported total revenues in the third quarter 2011 of $10.4 million, versus $8.0 million in the year-ago period.  License and research revenues were $2.7 million versus $4.1 million in the third quarter of 2010.  Product sales and services during the quarter were $5.2 million, and included the impact of the supply agreement with an effective date of January 1, 2011, versus $1.8 million in the third quarter 2010.    Other revenues during the third quarter of 2011, composed primarily of royalties on the sale of Coreg CR, were $2.5 million versus $2.1 million in the year-ago period.

Costs and expenses during the third quarter of 2011 were $(9.2) million versus $(11.2) million in the year-ago period.  Costs of goods and services sold in the quarter were $(1.1) million versus $(1.5) million in the year-ago period.  Research and development expenses were $(5.5) million versus $(6.7) million in the third quarter of 2010.  SG&A declined during the third quarter of 2011 to $(2.6) million from $(2.9) million in the year-ago period.

Net gain in the third quarter of 2011 was $1.7 million, compared to a net loss of $(3.3) million in the third quarter of 2010.  Net gain per share (basic and diluted) for the third quarter of 2011 was $0.07 versus a net loss per share (basic) of $(0.14) in the third quarter, 2010.

Cash and marketable securities at the end of the third quarter totaled $29.5 million versus $32.1 a year ago.

For the first nine months of 2011, Flamel reported total revenues of $24.0 million versus $23.6 million in the first nine months of 2010. License and research revenues during the period were $8.4 million versus $10.9 million in the year-ago period.  Product sales and services during the first nine months of 2011 were $9.2 million versus $6.0 million in the first nine months of 2010.  Other revenues during the first nine months of 2011 were $6.4 million versus $6.8 million in the year-ago period.

During the first nine months of 2011, total costs and expenses declined to $(31.3) million, from $(35.5) million in the year-ago period.  Costs of goods and services sold in the first nine months of 2011 totaled $(4.4) million versus $(5.0) million in the year-ago period.  Research and development expenses during the first nine months of 2011 were $(19.2) million versus $(21.8) million during the year-ago period.  SG&A for the first nine months of 2011 amounted to $(7.6) million versus $(8.7) million in the year-ago period.

Net loss in the first nine months of 2011 was $(6.7) million, compared to a net loss of $(11.7) million in the first nine months of last year.  Net loss per share (basic) for the first nine months of 2011 was $(0.27), compared to net loss per share (basic) in the year-ago period of $(0.48).

A conference call to discuss earnings is scheduled for 8:30 AM EDT on November 3, 2011.  The dial-in number (for investors in the U.S. and Canada) is (1) 877-397-0286; the conference ID number is 3684795.  International investors are invited to dial (1) 719-325-4770.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.  Flamel's Medusa® technology is designed to deliver controlled-release formulations of proteins, peptides, as well as other large and small molecules.

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:                      + (33) (0)4-7278-3434
Fax:                      + (33) (0)4-7278-3435
Marlio@flamel.com

Schedule attached

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
Revenue:
License and research revenue	$4,119	$2,700	$10,865	$8,396
Product sales and services	1,805	5,239	5,970	9,153
Other revenues	2,117	2,495	6,808	6,402
Total revenue	8,041	10,434	23,643	23,951
Costs and expenses:
Cost of goods and services sold	(1,535)	(1,129)	(5,045)	(4,434)
Research and development	(6,702)	(5,475)	(21,824)	(19,179)
Selling, general and administrative	(2,931)	(2,590)	(8,659)	(7,644)
Total	(11,168)	(9,194)	(35,528)	(31,257)

Income (loss) from operations	(3,127)	1,240	(11,885)	(7,306)

Interest income net	109	147	326	472
Foreign exchange gain (loss)	(302)	375	(87)	155
Other income (loss)	5	(12)	93	129

Income (loss) before income taxes	(3,315)	1,750	(11,553)	(6,550)
Income tax benefit (expense)	(24)	(47)	(100)	(133)
Net income (loss)	$(3,339)	$1,703	$(11,653)	$(6,683)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.14)	$0.07	$(0.48)	$(0.27)
Diluted earnings (loss) per share	$(0.14)	$0.07	$(0.48)	$(0.27)

Weighted average number of shares outstanding (in thousands) :

Basic	24,423	24,646	24,391	24,646
Diluted	24,423	24,971	24,391	24,646